1934 Act Registration No. 000-50631

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of April 2007

TOM Online Inc.

(Translation of registrant’s name into English)

8th Floor, Tower W3, Oriental Plaza

No. 1 Dong Chang An Avenue

Beijing, China 100738

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X             Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .)

EXHIBITS

Exhibit Number		Page
1.0	Press Release dated April 27, 2007
2.0	Results Announcement dated April 27, 2007

FORWARD-LOOKING STATEMENTS

The Press Release and Results Announcement of TOM Online Inc. (the “Company”), constituting Exhibits 1.0 and 2.0 to this Form 6-K, contain statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 — Key Information — Risk Factors” section of the Company’s latest annual report on Form 20-F (File No.000-50631) as filed with the United States Securities and Exchange Commission.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOM ONLINE INC.

Date: April 27, 2007	By:	/s/ Peter Schloss
	Name:	Peter Schloss
	Title:	Chief Legal Officer

3

Exhibit 1.0

TOM Online Reports 1Q 2007 Results

(Beijing, April 27, 2007) — TOM Online Inc., (Nasdaq: TOMO; Hong Kong GEM: 8282) (the “Company” or “TOM Online”) a leading wireless Internet company in China, announced today the results of the Company and its controlled operating entities including subsidiaries and variable interest entities (collectively referred to as the “Group”) for the first quarter ended March 31, 2007.

Financial Highlights

For the first quarter of 2007:

•	Total revenues were US$35.14 million (“mn”), a decrease of 26.0% from the same period last year but an increase of 4.5% from last quarter.

•

Wireless Internet service revenues were US$31.82 mn, representing a 28.4% decrease from the same period last year but a 7.5% increase from the previous quarter. Wireless Internet service revenues made up 90.6% of our total quarterly revenues.

•

Online advertising revenues were US$2.66 mn, representing a 1.7% decrease from the same period last year and a 15.8% decrease from the previous quarter. Online advertising revenues made up 7.6% of our total quarterly revenues.

•

Net income for 1Q07 was US$0.15 mn compared to net income of US$12.14 mn in 1Q06 and net loss of US$0.51 mn in 4Q06. 1Q07 net income included our share of losses from our TOM EachNet Joint Venture (“JV”) of US$2.92 mn.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$0.3 cents or US$0.003 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately US$144.10 mn at the end of the first quarter of 2007.

First Quarter 2007 — Financial Performance Review

The Company’s unaudited consolidated revenues for the three months ended March 31, 2007 were US$35.14 mn, a decrease of 26.0% compared to the same period year on year (“YoY”) but an increase of 4.5% quarter on quarter (“QoQ”).

Wireless Internet service revenues were US$31.82 mn, representing a 28.4% decrease from the same period last year but a 7.5% increase from the previous quarter. Wireless Internet service revenues made up 90.6% of total quarterly revenues compared to 88.0% in 4Q06.

Online advertising revenues were US$2.66 mn, representing a 15.8% decrease QoQ and 1.7% decrease YoY. Online advertising revenues made up 7.6% of our total quarterly revenues compared to 9.4% in 4Q06.

Other revenues were US$0.66 mn in 1Q07 compared to US$0.86 mn in 4Q06 and US$0.38 mn in 1Q06. Other revenues made up 1.8% of total revenues in 1Q07. Other revenues consist of revenues from online games, paid email and others.

1

Gross profit was US$8.58 mn representing a decrease of 56.4% compared to the same period last year and a 24.6% decline QoQ. Gross margins declined to 24.4% in 1Q07 compared to 33.8% in the 4Q06 and 41.4% in the 1Q06. The sequential decline in gross margins was due to a number of factors including (a) although IVR revenues benefited from significantly increased capacity on China Mobile’s centralized IVR platform, IVR revenue share by China Mobile increased from 15% to 30% (b) WVAS content and distribution costs increased sequentially due to competition for those resources (c) higher gross margin WAP revenues declined in contribution to 20.4% of total wireless Internet service revenues in 1Q07 from 24.7% in 4Q06 and (d) due to the Chinese New Year period, online advertising revenues declined relative to the fixed costs of running our portal, thereby reducing margins in our online advertising business. Total cost of revenues were US$26.56 mn in 1Q07 compared to US$22.24 mn in 4Q06 and US$27.84 mn in 1Q06.

Total operating expenses were US$5.84 mn in 1Q07 compared to US$8.30 mn in 4Q06 and US$8.79 mn in 1Q06. The sequential decline in operating expenses was mainly due to reduced sales and marketing activities in 1Q07 compared to 4Q06, a US$0.41 mn one-time refund of prior year’s marketing expenses from a mobile operator partner and the reversal of US$0.58 mn previously accrued marketing expenses as it was confirmed that the accrual would not be required to be paid. Sales and marketing expenses in 1Q07 were US$0.56 mn compared to US$2.23 mn in 4Q06.

Operating profit was US$2.74 mn, down 74.8% from the same period last year and a decrease of 10.9% from the previous quarter. Operating margins were 7.8% in 1Q07 compared to 9.2% in 4Q06 and 22.9% in 1Q06.

1Q07 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$4.74 mn, a decrease of 63.3% YoY and a 13.7% decline QoQ. EBITDA margins were 13.3% for the quarter compared to 15.8% in 4Q06 and 26.6% in 1Q06.

Beginning on February 1, 2007, we recognized our share of losses from the TOM EachNet JV based on the equity method of accounting. For the two months ended March 31, 2007, our 51% share of losses from the TOM EachNet JV were US$2.92 mn and has been included in share of loss on equity investment in a joint venture in the unaudited consolidated statements of operations.

Net income was US$0.15 mn compared to net loss of US$0.51 mn in 4Q06 and net income of US$12.14 mn in 1Q06. 1Q07 net income included US$0.38 mn in losses from discontinued operations offset by exchange gain of US$0.59 mn due to the effect of the appreciation of RMB upon the translation of our net non-RMB liabilities at the period end as our functional currency is RMB.

US GAAP basic earnings per ADS were US$0.3 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.003 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 53.25 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,259.65 mn.

US GAAP diluted earnings per ADS were US$0.3 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.003 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.26 mn shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,260.42 mn.

Our balance of cash and cash equivalents and short-term bank deposits was approximately US$144.10 mn at the end of 1Q07.

Business Review

Wireless Internet Services

Total wireless Internet service revenues were US$31.82 mn for 1Q07, an increase of 7.5% QoQ but a decrease of 28.4% YoY. Wireless Internet service revenues accounted for 90.6% of our total revenues in 1Q07 compared to 88.0% in 4Q06.

2G Services — SMS

SMS (“Short Messaging Service”) revenues in 1Q07 were US$8.70 mn, down 7.8% QoQ and a 50.1% decline YoY. SMS revenues made up 27.3% of our total wireless Internet service revenues for the quarter. The primary factors for the continued QoQ decline in our SMS business were ongoing implementation of operator policies and a further reduction in contribution from Infomax’s SMS business due to a QoQ decline in interactive programming opportunities.

2

2.5G services

MMS (“Multimedia Messaging Service”) revenues for 1Q07 were US$3.20 mn, up 34.3% QoQ but down 21.8% YoY. MMS revenues made up 10.1% of our total wireless Internet service revenues in the quarter. Although our MMS business benefited from marketing activities related to the Chinese New Year period, as discussed in our previous quarterly/annual reports, we continue to believe that MMS is a transitory product category and do not expect MMS to be a key business driver to our overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 1Q07 were US$6.48 mn, representing a 11.4% decrease QoQ and 17.2% decrease YoY. WAP revenues made up 20.4% of our total wireless Internet service revenues in the quarter. While our WAP portal partnership with China Mobile continues to perform well, our WAP revenues declined in 1Q07 as many of the services we provide on China Mobile’s Monternet portal are currently offered free of charge and WAP revenues from Infomax declined due to a QoQ reduction in interactive programming opportunities.

Voice services

IVR (“Interactive Voice Response”) revenues in 1Q07 were US$9.80 mn, up 23.7% QoQ but down 20.0% YoY. IVR revenues made up 30.8% of our total wireless Internet service revenues in the quarter. As of January 2007, our IVR operations were transitioned to China Mobile’s centralized IVR platform which resulted in a significant increase in capacity for our IVR business allowing us to take better advantage of peak hour end-user demand for our services compared to previous periods.

CRBT (“Colour Ringback Tones”) revenues in 1Q07 were US$3.35 mn, up 45.6% QoQ and up 36.2% YoY. CRBT revenues made up 10.5% of our total wireless Internet service revenues in the quarter. Our CRBT business continued to increase QoQ due to Chinese New Year related and other event driven promotional activities with mobile operator partners. While CRBT revenues increased YoY due to our expanding relationship with China Mobile’s centralized music platform and continued declines in the average unit price of CRBT, stimulating end-user demand.

Other Wireless Internet Services

Other wireless Internet service revenues were US$0.29 mn, representing a 24.4% increase QoQ. Other wireless Internet service revenues made up 0.9% of our total wireless Internet service revenues and consist primarily of revenues from Java-based mobile game download services.

Historically, we included revenues from our Indiagames subsidiary as part of other wireless Internet service revenues. However, due to the re-classification of Indiagames as “held-for-sale” at the end of 2006, the associated (losses)/income of Indiagames have been separately reported as (losses)/income from discontinued operations below our (losses)/income from continuing operations.

Online Advertising and Portal

Online advertising revenues were US$2.66 mn in 1Q07, representing a decrease of 15.8% QoQ and decrease of 1.7% YoY. Whilst our portal remains an important business area for the Company, we continue to face competitive pressures for share of advertiser budgets allocated towards our target audience, the young and trendy demographic. In 1Q07 this was compounded by a traditional slowdown in the online advertising market due to the Chinese New Year period.

New Business Opportunities

TOM-SKYPE JV and TOM EachNet JV

At the end of March 2007, we had over 35.5 mn registered TOM-Skype users up from over 31.5 mn at the end of January 2007.

Beginning on February 1, 2007, we recognized our share of losses from the TOM EachNet JV based on the equity method of accounting. For the two months ended March 31, 2007, our 51% share of losses from the TOM EachNet JV were US$2.92 mn and has been included in share of loss on equity investment in a joint venture in the unaudited consolidated statements of operations.

3

Proposed conditional possible privatisation of TOM Online

On March 9, 2007, the respective directors of the Company and TOM Group Limited (“TOM”) jointly announced that on March 3, 2007, a letter was sent by TOM to inform the Company that TOM was considering making a proposal to take the Company private by way of a scheme of arrangement (“Proposal”) under Section 86 of the Cayman Islands Companies Law. On March 9, 2007, TOM requested the board of directors of TOM Online to put forward the Proposal to TOM Online’s shareholders. On April 25, 2007, TOM announced that the Proposal and the transactions contemplated thereunder were approved at its extraordinary general meeting held on April 25, 2007. If the Proposal is made, a scheme document (the “Scheme Document”) in relation to the Proposal and the related offers to optionholders will be sent by the Company and TOM to, among others, shareholders and optionholders of the Company. As stated in the joint announcement of the Company and TOM dated March 30, 2007, the time limit for the despatch of the Scheme Document has been extended to May 7, 2007. A joint announcement will be made by the Company and TOM in relation to the despatch of the Scheme Document. For further details of the Proposal, please see the joint announcement of the Company and TOM dated March 9, 2007, the announcement of the Company dated March 28, 2007, the joint announcement of the Company and TOM dated March 30, 2007 and the announcement of TOM dated April 11, 2007, which were posted on the website of the Growth Enterprise Market of the Stock Exchange of Hong Kong on March 12, 2007, March 28, 2007, April 2, 2007 and April 13, 2007, respectively, and filed with the U.S. Securities and Exchange Commission under Form 6K on March 12, 2007, March 29, 2007, March 30, 2007 and April 12, 2007, respectively.

About TOM Online Inc.

TOM Online Inc. (Nasdaq: TOMO, Hong Kong GEM: 8282) is a leading wireless Internet company in China providing value-added multimedia products and services. A premier online brand in China targeting the young and trendy demographics, the Company’s primary business activities include wireless value-added services and online advertising. The company offers an array of services such as SMS, MMS, WAP, wireless IVR (interactive voice response) services, content channels, search and classified information, and free and fee-based advanced email. As at March 31, 2007, TOM Online is the only portal in China that enjoyed a top three ranking in every wireless Internet segment.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 — Key Information — Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2005 as filed with the United States Securities and Exchange Commission.

4

Non-GAAP financial measure

To supplement the financial measures prepared in accordance with US GAAP, the Company uses Non-GAAP financial measure of EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) which is adjusted from results based on US GAAP in analyzing its financial results. The use of Non-GAAP measure is provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

In calculating the EBITDA, depreciation and amortization expenses have been excluded from the Total Operating Profit. Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of Non-GAAP financial measure provides further information in its financial reporting. The Non-GAAP financial measure may be different from Non-GAAP financial measure used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measure.

5

CONSOLIDATED BALANCE SHEETS

	Audited December 31, 2006	Unaudited March 31, 2007
	(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents	110,993	118,236
Short-term bank deposits	25,613	25,860
Accounts receivable, net	23,473	22,148
Restricted cash	300	300
Prepayments	4,754	4,138
Deposits and other receivables	2,616	3,552
Due from related parties	170	613
Inventories	65	68
Assets held for sale	12,192	12,118

Total current assets	180,176	187,033

Restricted securities	97,729	98,213
Investment under cost method	1,588	1,603
Long-term prepayments and deposits	333	336
Property and equipment, net	15,360	13,759
Deferred tax assets	673	680
Goodwill, net	214,791	216,859
Intangibles, net	2,949	2,612

Total assets	513,599	521,095

6

CONSOLIDATED BALANCE SHEETS (continued)

	Audited December 31, 2006	Unaudited March 31, 2007
	(in thousands of U.S. dollars)
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	9,365	7,602
Other payables and accruals	14,679	16,275
Income tax payable	432	679
Deferred revenues	328	584
Consideration payable	12,037	12,153
Short-term bank loan	35,340	35,340
Due to related parties	204	282
Equity investment in a joint venture	—	2,670
Liabilities held for sale	1,131	1,317

Total current liabilities	73,516	76,902

Non-current liabilities:
Secured bank loan	55,271	55,271
Liabilities for unrecognized tax benefits	—	1,386
Deferred tax liabilities	152	153

Total liabilities	128,939	133,712

Minority interests	878	864
Minority interests of a subsidiary held for sale	2,324	2,150

	132,141	136,726

Shareholders’ equity:
Share capital (ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,259,654,528 and 4,259,654,528 shares issued and outstanding as at December 31, 2006 and March 31, 2007 respectively)	5,461	5,461
Paid-in capital	322,459	323,068
Statutory reserves	11,535	11,535
Accumulated other comprehensive income	10,645	14,175
Retained earnings	31,358	30,130

Total shareholders’ equity	381,458	384,369

Total liabilities, minority interests and shareholders’ equity	513,599	521,095

7

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended March 31,
	2006 (Restated)**	2007
	(in thousands of U.S. dollars, except for number of shares and per share data)
Revenues:
Wireless Internet services	44,413	31,818
Online advertising	2,702	2,657
Others	384	663

Total revenues	47,499	35,138
Cost of revenues:
Cost of services*	(27,840)	(26,558)

Total cost of revenues	(27,840)	(26,558)

Gross profit	19,659	8,580

Operating expenses:
Selling and marketing expenses*	(1,214)	(555)
General and administrative expenses*	(7,009)	(4,659)
Product development expenses*	(454)	(260)
Amortization of intangibles	(113)	(364)

Total operating expenses	(8,790)	(5,838)

Operating profit	10,869	2,742

Other income/(loss):
Net interest income	443	399
Exchange gain	918	586
Share of loss on equity investment in a joint venture	—	(2,923)

Income from continuing operations before tax	12,230	804
Income tax expenses	(6)	(302)

Income from continuing operations after tax	12,224	502
Minority interests	6	23

Income from continuing operations	12,230	525
Loss from discontinued operations, net of income tax	(95)	(380)

Net income attributable to shareholders	12,135	145

8

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

	Three months ended March 31,
	2006 (Restated)**	2007
	(in thousands of U.S. dollars, except for number of shares and per share data)
Earnings/(Losses) per ordinary share — basic (cents):
Continuing operations	0.290	0.012
Discontinued operations	—	(0.009)

Total earnings per ordinary share — basic	0.290	0.003

Earnings/(Losses) per ordinary share — diluted (cents):
Continuing operations	0.280	0.012
Discontinued operations	—	(0.009)

Total earnings per ordinary share — diluted	0.280	0.003

Earnings/(Losses) per American Depositary Share — basic (cents):
Continuing operations	23.1	1.0
Discontinued operations	(0.2)	(0.7)

Total earnings per American Depositary Share — basic	22.9	0.3

Earnings/(Losses) per American Depositary Share — diluted (cents):
Continuing operations	22.8	1.0
Discontinued operations	(0.2)	(0.7)

Total earnings per American Depositary Share — diluted	22.6	0.3

Weighted average number of shares used in computing Earnings/(Losses) Per Share:
Ordinary share — basic	4,240,608,912	4,259,654,528
Ordinary share — diluted	4,291,046,914	4,260,424,095
American Depositary Share — basic	53,007,611	53,245,682
American Depositary Share — diluted	53,638,086	53,255,301

* Included share-based compensation expense under SFAS 123R
Cost of services	24	19
Selling and marketing expenses	1	1
General and administrative expenses	745	411
Product development expenses	8	7

**Figures in 2006 were restated as the results of Indiagames were separately presented under “Discontinued Operations”.

9

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive (losses)/income	Retained earnings	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2006	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110
Issuance of shares on exercise of employee share options	22,599,611	29	4,317	—	—	—	4,346
Share-based compensation	—	—	778	—	—	—	778
Unrealized loss on securities	—	—	—	—	(907)	—	(907)
Currency translation adjustments	—	—	—	—	6,187	—	6,187
Net income for the period	—	—	—	—	—	12,135	12,135

Balance as of March 31, 2006	4,247,131,716	5,445	317,738	11,396	2,093	14,977	351,649

Balance as of January 1, 2007	4,259,654,528	5,461	322,459	11,535	10,645	31,358	381,458
Effect of adoption of FIN 48	—	—	—	—	—	(1,373)	(1,373)

Balance as of January 1, 2007, as restated	4,259,654,528	5,461	322,459	11,535	10,645	29,985	380,085
Share-based compensation	—	—	609	—	—	—	609
Unrealized gain on securities	—	—	—	—	580	—	580
Currency translation adjustments	—	—	—	—	2,950	—	2,950
Net income for the period	—	—	—	—	—	145	145

Balance as of March 31, 2007	4,259,654,528	5,461	323,068	11,535	14,175	30,130	384,369

10

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2006	2007
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	12,135	145
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	181	364
Amortization of premium on debt securities	94	97
Allowance for doubtful accounts	159	155
Depreciation	2,092	2,286
Deferred income tax	—	16
Minority interests	(21)	(250)
Exchange gain, net	(918)	(550)
Loss on disposal of property and equipment	2	—
Share-based compensation expense	778	438
Share of loss on equity investment in a joint venture	—	2,923
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(1,480)	1,940
Prepayments	456	470
Deposits and other receivables	(493)	(766)
Due from related parties	(4)	(443)
Inventories	(9)	(3)
Accounts payable	172	(30)
Other payables and accruals	1,196	1,479
Income tax payable	(246)	133
Deferred revenues	12	252
Due to related parties	199	79

Net cash provided by operating activities	14,305	8,735

Cash flow from investing activities:
Payments for purchase of property and equipment	(1,740)	(2,298)
Cash paid for short-term bank deposits	(736)	—
Cash received from short-term bank deposits	—	602
Net cash used in acquisitions of subsidiaries	(17,952)	—
Contribution of services to joint venture	—	(87)

Net cash used in investing activities	(20,428)	(1,783)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of shares options, net of issuing expenses	4,346	—
Partial repayment of bank loan	(347)	—

Net cash provided by financing activities	3,999	—

Net (decrease)/increase in cash and cash equivalents	(2,124)	6,952
Cash and cash equivalents, beginning of period	99,869	111,366
Foreign currency translation	544	795

Cash and cash equivalents, end of period	98,289	119,113

Representing:
Cash and cash equivalents in discontinued operations, end of the period	1,096	877
Cash and cash equivalents in continuing operations, end of the period	97,193	118,236
Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes	(186)	(110)
Interest received from bank deposit and debt securities	1,049	1,045
Interest paid for loans due to parent company and bank loans	(285)	(1,290)
Non-cash activities:
Contribution of services to joint venture	—	(171)

11

The Non-GAAP financial measure has been reconciled to the nearest US GAAP measure as follows:

	Three months ended March 31,
	2006	2007
	(in thousands of U.S. dollars)
Operating profit/(loss):
Continuing operations	10,869	2,742
Discontinued operations	(221)	(651)

Total operating profit	10,648	2,091

Add back: Depreciation	2,092	2,286
Amortization of intangibles and others	181	364

EBITDA	12,921	4,741

12

Appendix:

1.	TOM EachNet Joint Venture

Pursuant to a joint venture deed signed between the Company and eBay International AG (“eBay”) on December 20, 2006, a joint venture, TOM EachNet, has been formed on February 1, 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. TOM EachNet is jointly controlled and owned by the Company and eBay with each owing 51% and 49% interest respectively.

eBay provided an initial funding of US$40,000,000 cash to TOM EachNet and the Company will provide a shareholder’s loan in the amount of US$20,000,000, bearing interest at 1.3% over London Inter-Bank Offered Rate, to TOM EachNet when the remaining cash balance of TOM EachNet is only enough to finance no more than six months of its operation. If the funding from eBay and the shareholder’s loan from the Company have been fully utilized, additional funding in the form of shareholders’ loans of not exceeding US$10,000,000 will be provided by the Company and eBay in equal proportions if additional funding is required by TOM EachNet and as mutually agreed by eBay and the Company. In addition, eBay injected its subsidiary engaging in the business of operating an online auction and marketplace site in China to TOM EachNet while the Company contributes its expertise in the Internet and mobile industries in China and its leadership and management services to TOM EachNet.

The Company accounts for this joint venture using the equity method of accounting since February 1, 2007. As of March 31, 2007, the Company had a negative investment in TOM EachNet of US$2,670,000, representing its investment cost of US$258,000, being contribution of services to TOM EachNet by the Company and was capitalized upon provision of the services to TOM EachNet, less the Company’s share of TOM EachNet’s losses for the two months ended March 31, 2007 of US$2,923,000 and currency translation adjustment of US$5,000. As the Company has a commitment to fund TOM EachNet as disclosed above, such amount is classified as current liability in the consolidated balance sheet.

2.	Discontinued operations

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interests in Indiagames in order to focus on the China market and initiated actions to locate a buyer. As a result, the assets and liabilities of Indiagames were classified as held for sale and presented separately in the asset and liability sections, respectively, of the audited consolidated balance sheet as at December 31, 2006 and the unaudited consolidated balance sheet as at March 31, 2007. The results of its operation were also separately presented on the face of the unaudited consolidated statements of operations under “Discontinued Operations” for the three months ended March 31, 2006 and 2007. On March 5, 2007, the Company signed a binding term sheet with a potential buyer of the disposal of Indiagames and the definitive agreement was still under preparation as at March 31, 2007.

The major classes of assets and liabilities classified as held for sale were as follows:

	Audited December 31, 2006	Unaudited March 31, 2007
	(in thousands of U.S. dollars)
Cash and cash equivalents	373	877
Short-term bank deposits	2,592	2,059
Account receivable, net	2,067	1,571
Other current assets	1,856	2,049
Goodwill, net	4,754	4,967
Other non-current assets	550	595

Assets held for sale	12,192	12,118

Accounts payable	104	214
Other payable and accruals	1,027	1,103

Liabilities held for sale	1,131	1,317

13

Minority shareholders’ interest in Indiagames amounting to US$2,324,000 and US$2,150,000 were reported separately in the Group’s audited/(unaudited) consolidated balance sheets as at December 31, 2006 and March 31, 2007 respectively.

The unaudited results and cash flow information for Indiagames during the three months ended March 31, 2006 and 2007 were as follows:

	Three months ended March 31,
	2006	2007
	(in thousands of U.S .dollars)
Revenues	1,080	550
Operating expenses	(1,301)	(1,201)

Operating loss	(221)	(651)
Other income	45	—

Loss before tax	(176)	(651)
Income tax credit	66	44

Loss after tax	(110)	(607)
Minority interest	15	227

Loss from discontinued operations	(95)	(380)

	Three months ended March 31,
	2006	2007
	(in thousands of U.S .dollars)
Net cash provided by operating activities	708	38
Net cash (used)/provided in investing activities	(765)	555
Net cash provided in financing activities	—	—

Net (decrease)/increase in cash and cash equivalents	(57)	593
Cash and cash equivalents, beginning of period	1,135	373
Foreign currency translation	18	(89)

Cash and cash equivalents, end of period	1,096	877

3.	Earnings/(Losses) per share

a)	Basic earnings/(losses) per share

The calculation of basic earnings/(losses) per share for the three months ended March 31, 2007, is based on:

•

the unaudited consolidated income from continuing operations, loss from discontinued operations and net income attributable to shareholders of US$525,000, US$380,000 and US$145,000 respectively (2006: US$12,230,000 of unaudited consolidated income from continuing operations, US$95,000 of loss from discontinued operations, and US$12,135,000 of net income attributable to shareholders, respectively); and

•

the weighted average number of 4,259,654,528 (2006: 4,240,608,912) ordinary shares outstanding during the period and 53,245,682 (2006: 53,007,611) American Depositary Shares (“ADS”) outstanding during the period.

14

b)	Diluted earnings/(losses) per share

The calculation of diluted earnings/(losses) per share for the three months ended March 31, 2007, is based on:

•	the same data in Appendix 3(a); and

•

the weighted average number of 4,260,424,095 (2006: 4,291,046,914) ordinary shares, after adjusting for the effects of all dilutive potential shares during the period and 53,255,301 (2006: 53,638,086) ADS outstanding during the period.

For the three months ended March 31, 2007, the weighted average number of 181,145,569 stock options outstanding were excluded from the computation of diluted losses per share primarily because the exercise prices of the options were greater than the average market price of the ordinary shares making such options anti dilutive.

For enquiries:

Rico Ngai

Investor and Corporate Communications

TOM Online Inc.

Tel: +86 (10) 6528-3399 ext 6940

Mobile: +86 139-118-95354

Skype: ricoinrio

15

Exhibit 2.0

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8282)

CHARACTERISTICS OF GEM

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the main board of the Stock Exchange and no assurance is given that there will be a liquid market in the securities traded on GEM. The principal means of information dissemination on GEM is publication on the Internet website operated by the Stock Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

FORWARD-LOOKING STATEMENTS

This announcement contains statements that may be viewed as “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Such forward-looking statements are, by their nature, subject to significant risks and uncertainties that may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Such forward-looking statements include, without limitation, statements that are not historical fact relating to the financial performance and business operations of the Company in mainland China and in other markets, the continued growth of the telecommunications industry in China and in other markets, the development of the regulatory environment and the Company’s latest product offerings, and the Company’s ability to successfully execute its business strategies and plans.

Such forward-looking statements reflect the current views of the Company with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, any changes in our relationships with telecommunication operators in China and elsewhere, the effect of competition on the demand for the price of our services, changes in customer demand and usage preference for our products and services, changes in the regulatory policies by relevant government authorities, any changes in telecommunications and related technology and applications based on such technology, and changes in political, economic, legal and social conditions in China, India and other countries where the Company conducts business operations, including, without limitation, the Chinese government’s policies with respect to economic growth, foreign exchange, foreign investment and entry by foreign companies into China’s telecommunications market. Please also see “Item 3 — Key Information — Risk Factors” section of the Company’s annual report on Form 20-F for the year ended December 31, 2005 as filed with the United States Securities and Exchange Commission.

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 8282)

FIRST QUARTERLY RESULTS FOR 2007

HIGHLIGHTS

•	Total revenues were US$35.14 million (“mn”), a decrease of 26.0% from the same period last year but an increase of 4.5% from last quarter.

•

Wireless Internet service revenues were US$31.82 mn, representing a 28.4% decrease from the same period last year but a 7.5% increase from the previous quarter. Wireless Internet service revenues made up 90.6% of our total quarterly revenues.

•

Online advertising revenues were US$2.66 mn, representing a 1.7% decrease from the same period last year and a 15.8% decrease from the previous quarter. Online advertising revenues made up 7.6% of our total quarterly revenues.

•

Net income for 1Q07 was US$0.15 mn compared to net income of US$12.14 mn in 1Q06 and net loss of US$0.51 mn in 4Q06. 1Q07 net income included our share of losses from our TOM Eachnet Joint Venture (“JV”) of US$2.92 mn.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$0.3 cents or US$0.003 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately US$144.10 mn at the end of the first quarter of 2007.

CHAIRMAN’S STATEMENT FOR FIRST QUARTER 2007

I am pleased to announce the results of TOM Online Inc. (the “Company” or “TOM Online”) and its controlled operating entities including subsidiaries and variable interest entities (collectively referred to as the “Group”) for the first quarter ended March 31, 2007.

Financial Highlights

For the first quarter of 2007:

•	Total revenues were US$35.14 million (“mn”), a decrease of 26.0% from the same period last year but an increase of 4.5% from last quarter.

•

Wireless Internet service revenues were US$31.82 mn, representing a 28.4% decrease from the same period last year but a 7.5% increase from the previous quarter. Wireless Internet service revenues made up 90.6% of our total quarterly revenues.

•

Online advertising revenues were US$2.66 mn, representing a 1.7% decrease from the same period last year and a 15.8% decrease from the previous quarter. Online advertising revenues made up 7.6% of our total quarterly revenues.

•

Net income for 1Q07 was US$0.15 mn compared to net income of US$12.14 mn in 1Q06 and net loss of US$0.51 mn in 4Q06. 1Q07 net income included our share of losses from our TOM Eachnet Joint Venture (“JV”) of US$2.92 mn.

•	Fully diluted earnings per American Depository Share (“ADS”) were US$0.3 cents or US$0.003 cents per common share.

•	Our balance of cash and cash equivalents and short-term bank deposits was approximately US$144.10 mn at the end of the first quarter of 2007.

First Quarter 2007 — Financial Performance Review

The Company’s unaudited consolidated revenues for the three months ended March 31, 2007 were US$35.14 mn, a decrease of 26.0% compared to the same period year on year (“YoY”) but an increase of 4.5% quarter on quarter (“QoQ”).

Wireless Internet service revenues were US$31.82 mn, representing a 28.4% decrease from the same period last year but a 7.5% increase from the previous quarter. Wireless Internet service revenues made up 90.6% of total quarterly revenues compared to 88.0% in 4Q06.

Online advertising revenues were US$2.66 mn, representing a 15.8% decrease QoQ and 1.7% decrease YoY. Online advertising revenues made up 7.6% of our total quarterly revenues compared to 9.4% in 4Q06.

Other revenues were US$0.66 mn in 1Q07 compared to US$0.86 mn in 4Q06 and US$0.38 mn in 1Q06. Other revenues made up 1.8% of total revenues in 1Q07. Other revenues consist of revenues from online games, paid email and others.

Gross profit was US$8.58 mn representing a decrease of 56.4% compared to the same period last year and a 24.6% decline QoQ. Gross margins declined to 24.4% in 1Q07 compared to 33.8% in the 4Q06 and 41.4% in the 1Q06. The sequential decline in gross margins was due to a number of factors including (a) although IVR revenues benefited from significantly increased capacity on China Mobile’s centralized IVR platform, IVR revenue share by China Mobile increased from 15% to 30% (b) WVAS content and distribution costs increased sequentially due to competition for those resources (c) higher gross margin WAP revenues declined in contribution to 20.4% of total wireless Internet service revenues in 1Q07 from 24.7% in 4Q06 and (d) due to the Chinese New Year period, online advertising revenues declined relative to the fixed costs of running our portal, thereby reducing margins in our online advertising business. Total cost of revenues were US$26.56 mn in 1Q07 compared to US$22.24 mn in 4Q06 and US$27.84 mn in 1Q06.

Total operating expenses were US$5.84 mn in 1Q07 compared to US$8.30 mn in 4Q06 and US$8.79 mn in 1Q06. The sequential decline in operating expenses was mainly due to reduced sales and marketing activities in 1Q07 compared to 4Q06, a US$0.41mn one-time refund of prior year’s marketing expenses from a mobile operator partner and the reversal of US$0.58 mn previously accrued marketing expenses as it was confirmed that the accrual would not be required to be paid. Sales and marketing expenses in 1Q07 were US$0.56 mn compared to US$2.23 mn in 4Q06.

Operating profit was US$2.74 mn, down 74.8% from the same period last year and a decrease of 10.9% from the previous quarter. Operating margins were 7.8% in 1Q07 compared to 9.2% in 4Q06 and 22.9% in 1Q06.

1Q07 EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) were US$4.74 mn, a decrease of 63.3% YoY and a 13.7% decline QoQ. EBITDA margins were 13.3% for the quarter compared to 15.8% in 4Q06 and 26.6% in 1Q06.

Beginning on February 1, 2007, we recognized our share of losses from the TOM Eachnet JV based on the equity method of accounting. For the two months ended March 31, 2007, our 51% share of losses from the TOM Eachnet JV were US$2.92 mn and has been included in share of loss on equity investment in a joint venture in the unaudited consolidated statements of operations.

Net income was US$0.15 mn compared to net loss of US$0.51 mn in 4Q06 and net income of US$12.14 mn in 1Q06. 1Q07 net income included US$0.38 mn in losses from discontinued operations offset by exchange gain of US$0.59 mn due to the effect of the appreciation of RMB upon the translation of our net non-RMB liabilities at the period end as our functional currency is RMB.

US GAAP basic earnings per ADS were US$0.3 cents for the quarter. US GAAP basic earnings per Hong Kong ordinary share were US$0.003 cents for the quarter. Shares used in computing US GAAP basic earnings per ADS were 53.25 mn and shares used in computing US GAAP basic earnings per Hong Kong ordinary share were 4,259.65 mn.

US GAAP diluted earnings per ADS were US$0.3 cents for the quarter. US GAAP diluted earnings per Hong Kong ordinary share were US$0.003 cents for the quarter. Shares used in computing US GAAP diluted earnings per ADS were 53.26 mn shares and shares used in computing US GAAP diluted earnings per Hong Kong ordinary share were 4,260.42 mn.

Our balance of cash and cash equivalents and short-term bank deposits was approximately US$144.10 mn at the end of 1Q07.

Business Review

Wireless Internet Services

Total wireless Internet service revenues were US$31.82 mn for 1Q07, an increase of 7.5% QoQ but a decrease of 28.4% YoY. Wireless Internet service revenues accounted for 90.6% of our total revenues in 1Q07 compared to 88.0% in 4Q06.

2G Services — SMS

SMS (“Short Messaging Service”) revenues in 1Q07 were US$8.70 mn, down 7.8% QoQ and a 50.1% decline YoY. SMS revenues made up 27.3% of our total wireless Internet service revenues for the quarter. The primary factors for the continued QoQ decline in our SMS business were ongoing implementation of operator policies and a further reduction in contribution from Infomax’s SMS business due to a QoQ decline in interactive programming opportunities.

2.5G services

MMS (“Multimedia Messaging Service”) revenues for 1Q07 were US$3.20 mn, up 34.3% QoQ but down 21.8% YoY. MMS revenues made up 10.1% of our total wireless Internet service revenues in the quarter. Although our MMS business benefited from marketing activities related to the Chinese New Year period, as discussed in our previous quarterly/annual reports, we continue to believe that MMS is a transitory product category and do not expect MMS to be a key business driver to our overall business in coming years.

WAP (“Wireless Application Protocol”) revenues for 1Q07 were US$6.48 mn, representing a 11.4% decrease QoQ and 17.2% decrease YoY. WAP revenues made up 20.4% of our total wireless Internet service revenues in the quarter. While our WAP portal partnership with China Mobile continues to perform well, our WAP revenues declined in 1Q07 as many of the services we provide on China Mobile’s Monternet portal are currently offered free of charge and WAP revenues from Infomax declined due to a QoQ reduction in interactive programming opportunities.

Voice services

IVR (“Interactive Voice Response”) revenues in 1Q07 were US$9.80 mn, up 23.7% QoQ but down 20.0% YoY. IVR revenues made up 30.8% of our total wireless Internet service revenues in the quarter. As of January 2007, our IVR operations were transitioned to China Mobile’s centralized IVR platform which resulted in a significant increase in capacity for our IVR business allowing us to take better advantage of peak hour end-user demand for our services compared to previous periods.

CRBT (“Colour Ringback Tones”) revenues in 1Q07 were US$3.35 mn, up 45.6% QoQ and up 36.2% YoY. CRBT revenues made up 10.5% of our total wireless Internet service revenues in the quarter. Our CRBT business continued to increase QoQ due to Chinese New Year related and other event driven promotional activities with mobile operator partners. While CRBT revenues increased YoY due to our expanding relationship with China Mobile’s centralized music platform and continued declines in the average unit price of CRBT, stimulating end-user demand.

Other Wireless Internet Services

Other wireless Internet service revenues were US$0.29 mn, representing a 24.4% increase QoQ. Other wireless Internet service revenues made up 0.9% of our total wireless Internet service revenues and consist primarily of revenues from Java-based mobile game download services.

Historically, we included revenues from our Indiagames subsidiary as part of other wireless Internet service revenues. However, due to the re-classification of Indiagames as “held-for-sale” at the end of 2006, the associated (losses)/income of Indiagames have been separately reported as (losses)/income from discontinued operations below our (losses)/income from continuing operations.

Online Advertising and Portal

Online advertising revenues were US$2.66 mn in 1Q07, representing a decrease of 15.8% QoQ and decrease of 1.7% YoY. Whilst our portal remains an important business area for the Company, we continue to face competitive pressures for share of advertiser budgets allocated towards our target audience, the young and trendy demographic. In 1Q07 this was compounded by a traditional slowdown in the online advertising market due to the Chinese New Year period.

New Business Opportunities

TOM-SKYPE JV and TOM Eachnet JV

At the end of March 2007, we had over 35.5 mn registered TOM-Skype users up from over 31.5 mn at the end of January 2007.

Beginning on February 1, 2007, we recognized our share of losses from the TOM Eachnet JV based on the equity method of accounting. For the two months ended March 31, 2007, our 51% share of losses from the TOM Eachnet JV were US$2.92 mn and has been included in share of loss on equity investment in a joint venture in the unaudited consolidated statements of operations .

I would like to thank the Board of Directors and all of the Company’s employees for their hard work, support and dedication.

Frank Sixt

  Chairman

Hong Kong, April 27, 2007

CONSOLIDATED BALANCE SHEETS

	Note	Audited December 31, 2006	Unaudited March 31, 2007
		(in thousands of U.S. dollars)
Assets
Current Assets:
Cash and cash equivalents		110,993	118,236
Short-term bank deposits		25,613	25,860
Accounts receivable, net		23,473	22,148
Restricted cash		300	300
Prepayments		4,754	4,138
Deposits and other receivables		2,616	3,552
Due from related parties		170	613
Inventories		65	68
Assets held for sale	4	12,192	12,118

Total current assets		180,176	187,033

Restricted securities		97,729	98,213
Investment under cost method		1,588	1,603
Long-term prepayments and deposits		333	336
Property and equipment, net		15,360	13,759
Deferred tax assets		673	680
Goodwill, net		214,791	216,859
Intangibles, net		2,949	2,612

Total assets		513,599	521,095

CONSOLIDATED BALANCE SHEETS (continued)

	Note	Audited December 31, 2006	Unaudited March 31, 2007
		(in thousands of U.S. dollars)
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable		9,365	7,602
Other payables and accruals		14,679	16,275
Income tax payable		432	679
Deferred revenues		328	584
Consideration payable		12,037	12,153
Short-term bank loan		35,340	35,340
Due to related parties		204	282
Equity investment in a joint venture	2	—	2,670
Liabilities held for sale	4	1,131	1,317

Total current liabilities		73,516	76,902

Non-current liabilities:
Secured bank loan		55,271	55,271
Liabilities for unrecognized tax benefits	3	—	1,386
Deferred tax liabilities		152	153

Total liabilities		128,939	133,712

Minority interests		878	864
Minority interests of a subsidiary held for sale	4	2,324	2,150

		132,141	136,726

Shareholders’ equity:
Share capital
(ordinary share, US$0.001282 par value, 10,000,000,000 shares authorized, 4,259,654,528 and 4,259,654,528 shares issued and outstanding as at December 31, 2006 and March 31, 2007 respectively)		5,461	5,461
Paid-in capital		322,459	323,068
Statutory reserves		11,535	11,535
Accumulated other comprehensive income		10,645	14,175
Retained earnings		31,358	30,130

Total shareholders’ equity		381,458	384,369

Total liabilities, minority interests and shareholders’ equity		513,599	521,095

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

		Three months ended March 31,
	Note	2006 Restated (Note 4)	2007
		(in thousands of U.S. dollars, except for number of shares and per share data)
Revenues:
Wireless Internet services		44,413	31,818
Online advertising		2,702	2,657
Others		384	663

Total revenues		47,499	35,138
Cost of revenues:
Cost of services*		(27,840)	(26,558)

Total cost of revenues		(27,840)	(26,558)

Gross profit		19,659	8,580

Operating expenses:
Selling and marketing expenses*		(1,214)	(555)
General and administrative expenses*		(7,009)	(4,659)
Product development expenses*		(454)	(260)
Amortization of intangibles		(113)	(364)

Total operating expenses		(8,790)	(5,838)

Operating profit		10,869	2,742

Other income/(loss):
Net interest income		443	399
Exchange gain		918	586
Share of loss on equity investment in a joint venture	2	—	(2,923)

Income from continuing operations before tax		12,230	804
Income tax expenses	3	(6)	(302)

Income from continuing operations after tax		12,224	502
Minority interests		6	23

Income from continuing operations		12,230	525
Loss from discontinued operations, net of income tax	4	(95)	(380)

Net income attributable to shareholders		12,135	145

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS (continued)

		Three months ended March 31,
	Note	2006 Restated (Note 4)	2007
		(in thousands of U.S. dollars, except for number of shares and per share data)
Earnings/(Losses) per ordinary share — basic (cents):	5
Continuing operations		0.290	0.012
Discontinued operations		—	(0.009)

Total earnings per ordinary share — basic		0.290	0.003

Earnings/(Losses) per ordinary share — diluted (cents):	5
Continuing operations		0.280	0.012
Discontinued operations		—	(0.009)

Total earnings per ordinary share — diluted		0.280	0.003

Earnings/(Losses) per American Depositary Share — basic (cents):	5
Continuing operations		23.1	1.0
Discontinued operations		(0.2)	(0.7)

Total earnings per American Depositary Share — basic		22.9	0.3

Earnings/(Losses) per American Depositary Share — diluted (cents):	5
Continuing operations		22.8	1.0
Discontinued operations		(0.2)	(0.7)

Total earnings per American Depositary Share — diluted		22.6	0.3

Weighted average number of shares used in computing Earnings/(Losses) Per Share:
Ordinary share — basic	5	4,240,608,912	4,259,654,528
Ordinary share — diluted	5	4,291,046,914	4,260,424,095
American Depositary Share — basic	5	53,007,611	53,245,682
American Depositary Share — diluted	5	53,638,086	53,255,301
* Included share-based compensation expense under SFAS 123R
Cost of services		24	19
Selling and marketing expenses		1	1
General and administrative expenses		745	411
Product development expenses		8	7

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Number of shares	Share capital	Paid-in capital	Statutory reserves	Accumulated other comprehensive (losses)/income	Retained earnings	Total shareholders’ equity
	(in thousands of U.S. dollars except for number of shares)
Balance as of January 1, 2006	4,224,532,105	5,416	312,643	11,396	(3,187)	2,842	329,110
Issuance of shares on exercise of employee share options	22,599,611	29	4,317	—	—	—	4,346
Share-based compensation	—	—	778	—	—	—	778
Unrealized loss on securities	—	—	—	—	(907)	—	(907)
Currency translation adjustments	—	—	—	—	6,187	—	6,187
Net income for the period	—	—	—	—	—	12,135	12,135

Balance as of March 31, 2006	4,247,131,716	5,445	317,738	11,396	2,093	14,977	351,649

Balance as of January 1, 2007	4,259,654,528	5,461	322,459	11,535	10,645	31,358	381,458
Effect of adoption of FIN 48 (note 3)	—	—	—	—	—	(1,373)	(1,373)

Balance as of January 1, 2007, as restated	4,259,654,528	5,461	322,459	11,535	10,645	29,985	380,085
Share-based compensation	—	—	609	—	—	—	609
Unrealized gain on securities	—	—	—	—	580	—	580
Currency translation adjustments	—	—	—	—	2,950	—	2,950
Net income for the period	—	—	—	—	—	145	145

Balance as of March 31, 2007	4,259,654,528	5,461	323,068	11,535	14,175	30,130	384,369

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2006	2007
	(in thousands of U.S. dollars)
Cash flow from operating activities:
Net income	12,135	145
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of intangibles	181	364
Amortization of premium on debt securities	94	97
Allowance for doubtful accounts	159	155
Depreciation	2,092	2,286
Deferred income tax	—	16
Minority interests	(21)	(250)
Exchange gain, net	(918)	(550)
Loss on disposal of property and equipment	2	—
Share-based compensation expense	778	438
Share of loss on equity investment in a joint venture	—	2,923
Change in assets and liabilities, net of effects from acquisitions:
Accounts receivable	(1,480)	1,940
Prepayments	456	470
Deposits and other receivables	(493)	(766)
Due from related parties	(4)	(443)
Inventories	(9)	(3)
Accounts payable	172	(30)
Other payables and accruals	1,196	1,479
Income tax payable	(246)	133
Deferred revenues	12	252
Due to related parties	199	79

Net cash provided by operating activities	14,305	8,735

Cash flow from investing activities:
Payments for purchase of property and equipment	(1,740)	(2,298)
Cash paid for short-term bank deposits	(736)	—
Cash received from short-term bank deposits	—	602
Net cash used in acquisitions of subsidiaries	(17,952)	—
Contribution of services to joint venture	—	(87)

Net cash used in investing activities	(20,428)	(1,783)

Cash flow from financing activities:
Issuance of ordinary shares including from the exercise of shares options, net of issuing expenses	4,346	—
Partial repayment of bank loan	(347)	—

Net cash provided by financing activities	3,999	—

Net (decrease)/increase in cash and cash equivalents	(2,124)	6,952
Cash and cash equivalents, beginning of period	99,869	111,366
Foreign currency translation	544	795

Cash and cash equivalents, end of period	98,289	119,113

Representing:
Cash and cash equivalents in discontinued operations, end of period (Note 4)	1,096	877
Cash and cash equivalents in continuing operations, end of period	97,193	118,236
Supplemental disclosures of cash flow information
Cash (paid)/received during the period:
Cash paid for income taxes	(186)	(110)
Interest received from bank deposit and debt securities	1,049	1,045
Interest paid for loans due to parent company and bank loans	(285)	(1,290)
Non-cash activities:
Contribution of services to joint venture	—	(171)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of preparation and accounting policies

TOM Online Inc. (the “Company” or “TOM Online”) and its controlled operating entities including the subsidiaries and the variable interest entities are collectively referred to as the “Group”.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

The comparative consolidated statements of operations for the three months ended March 31, 2006 have been restated as the Company had committed to a plan to sell substantially all its equity interest in Indiagames in December 2006. Please refer to Note 4.

The accounting policies and methods of computation used in the preparation of these unaudited condensed consolidated financial statements are consistent with those used in the annual report for the year ended December 31, 2006, except for the adoption of Financial Accounting Standard Board (“FASB”) Interpretation No. 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” from January 1, 2007, which is disclosed in Note 3 below.

Results for the three months ended March 31, 2007 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

2.	TOM Eachnet

Pursuant to a joint venture deed signed between the Company and eBay International AG (“eBay”) on December 20, 2006, a joint venture, TOM Eachnet, has been formed on February 1, 2007 to carry on the business of owning and operating a mobile and Internet-based marketplace in China. TOM Eachnet is jointly controlled and owned by the Company and eBay with each owing 51% and 49% interest respectively.

eBay provided an initial funding of US$40,000,000 cash to TOM Eachnet and the Company will provide a shareholder’s loan in the amount of US$20,000,000, bearing interest at 1.3% over London Inter-Bank Offered Rate, to TOM Eachnet when the remaining cash balance of TOM Eachnet is only enough to finance no more than six months of its operation. If the funding from eBay and the shareholder’s loan from the Company have been fully utilized, additional funding in the form of shareholders’ loans of not exceeding US$10,000,000 will be provided by the Company and eBay in equal proportions if additional funding is required by TOM Eachnet and as mutually agreed by eBay and the Company. In addition, eBay injected its subsidiary engaging in the business of operating an online auction and marketplace site in China to TOM Eachnet while the Company contributes its expertise in the Internet and mobile industries in China and its leadership and management services to TOM Eachnet.

The Company accounts for this joint venture using the equity method of accounting since February 1, 2007. As of March 31, 2007, the Company had a negative investment in TOM Eachnet of US$2,670,000, representing its investment cost of US$258,000, being contribution of services to TOM Eachnet by the Company and was capitalized upon provision of the services to TOM Eachnet, less the Company’s share of TOM Eachnet’s losses for the two months ended March 31, 2007 of US$2,923,000 and currency translation adjustment of US$5,000. As the Company has a commitment to fund TOM Eachnet as disclosed above, such amount is classified as current liability in the consolidated balance sheet.

3.	Taxation

Under the current laws of the Cayman Islands, the Company is not subject to income taxes.

Pursuant to the PRC Income Tax Laws, the Group is generally subject to enterprise income tax (“EIT”) at a statutory rate of 33% and companies located within special economic zones are entitled to a 15% preferential rate. Certain companies were also granted a full exemption from EIT for the first three years of operation including the year of incorporation and a 50% reduction for the following three years. In addition, on March 16, 2007, the National People’s Congress approved the Enterprise Income Tax Law (“new EIT Law”) that will be effective from January 1, 2008. The new EIT Law establishes a new unified EIT rate of 25% for all various enterprises. As at the date of these unaudited consolidated financial statements are approved, detailed measures of the new EIT Law have yet to be issued, specific provisions concerning the applicable income tax rates, computation of taxable income, as well as specific preferential tax treatments and their related transitional provisions for the periods from 2008 and onwards have not been clarified. The Company will evaluate the impact to its operating results and financial positions of future periods as more detailed measures and other related regulations are announced.

No Hong Kong profits tax has been provided as the Group has no estimated assessable profits in Hong Kong for the three months ended March 31, 2007 (2006: Nil).

Taxes on income assessable in India have been calculated at the rates of tax prevailing in that country in which the Group operates its subsidiary, Indiagames, based on existing legislation, interpretations and practices in respect thereof.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued the final FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48” or the “Interpretation”), which became effective for the Company on January 1, 2007. The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. The adoption of FIN 48 resulted in a transition adjustment reducing beginning retained earnings and increasing liabilities for unrecognized tax benefits (including interest and penalties) by the same amount of US$1,373,000.

The FIN 48 provision of US$1,373,000 was provided for in respect of uncertain tax benefits associated with the technical and consulting services fees charged from our wholly foreign owned subsidiaries to our domestic variable interest entities (“VIE”). For details of our VIEs which we consolidated, please refer to note 4 of our 2006 annual report.

4.	Discontinued operations

In December 2006, the Company committed to a plan which was approved by the Company’s Board of Directors on December 29, 2006 to sell substantially all its equity interests in Indiagames in order to focus on the China market and initiated actions to locate a buyer. As a result, the assets and liabilities of Indiagames were classified as held for sale and presented separately in the asset and liability sections, respectively, of the audited consolidated balance sheet as at December 31, 2006 and the unaudited consolidated balance sheet as at March 31, 2007. The results of its operation were also separately presented on the face of the unaudited consolidated statements of operations under “Discontinued Operations” for the three months ended March 31, 2006 and 2007. On March 5, 2007, the Company signed a binding term sheet with a potential buyer of the disposal of Indiagames and the definitive agreement was still under preparation as at March 31, 2007.

The major classes of assets and liabilities classified as held for sale were as follows:

	Audited December 31, 2006	Unaudited March 31, 2007
	(in thousands of U.S. dollars)
Cash and cash equivalents	373	877
Short-term bank deposits	2,592	2,059
Accounts receivable, net	2,067	1,571
Other current assets	1,856	2,049
Goodwill, net	4,754	4,967
Other non-current assets	550	595

Assets held for sale	12,192	12,118

Accounts payable	104	214
Other payable and accruals	1,027	1,103

Liabilities held for sale	1,131	1,317

Minority shareholders’ interest in Indiagames amounting to US$2,324,000 and US$2,150,000 were reported separately in the Group’s audited/unaudited consolidated balance sheets as at December 31, 2006 and March 31, 2007 respectively.

The unaudited results and cash flow information for Indiagames during the three months ended March 31, 2006 and 2007 were as follows:

	Three months ended March 31,
	2006	2007
	(in thousands of U.S .dollars)
Revenues	1,080	550
Operating expenses	(1,301)	(1,201)

Operating loss	(221)	(651)
Other income	45	—

Loss before tax	(176)	(651)
Income tax credit	66	44

Loss after tax	(110)	(607)
Minority interest	15	227

Loss from discontinued operations	(95)	(380)

	Three months ended March 31,
	2006	2007
	(in thousands of U.S .dollars)
Net cash provided by operating activities	708	38
Net cash (used)/provided in investing activities	(765)	555
Net cash provided in financing activities	—	—

Net (decrease)/increase in cash and cash equivalents	(57)	593
Cash and cash equivalents, beginning of period	1,135	373
Foreign currency translation	18	(89)

Cash and cash equivalents, end of period	1,096	877

5.	Earnings/(Losses) per share

a)	Basic earnings/(losses) per share

The calculation of basic earnings/(losses) per share for the three months ended March 31, 2007, is based on:

•	the unaudited consolidated income from continuing operations, loss from discontinued operations and net income attributable to shareholders of US$525,000, US$380,000 and US$145,000 respectively (2006: US$12,230,000 of unaudited consolidated income from continuing operations, US$95,000 of loss from discontinued operations, and US$12,135,000 of net income attributable to shareholders, respectively); and

•	the weighted average number of 4,259,654,528 (2006: 4,240,608,912) ordinary shares outstanding during the period and 53,245,682 (2006: 53,007,611) American Depositary Shares (“ADS”) outstanding during the period.

b)	Diluted earnings/(losses) per share

The calculation of diluted earnings/(losses) per share for the three months ended March 31, 2007, is based on:

•	the same data in Note 5(a); and

•	the weighted average number of 4,260,424,095 (2006: 4,291,046,914) ordinary shares, after adjusting for the effects of all dilutive potential shares during the period and 53,255,301 (2006: 53,638,086) ADS outstanding during the period.

For the three months ended March 31, 2007, the weighted average number of 181,145,569 stock options outstanding were excluded from the computation of diluted losses per share primarily because the exercise prices of the options were greater than the average market price of the ordinary shares making such options anti dilutive.

6.	Dividends

There were no dividends declared, made or paid by the Group for the three months ended March 31, 2007 (2006: Nil).

7.	Proposed conditional possible privatisation of TOM Online

On March 9, 2007, the respective directors of the Company and TOM Group Limited (“TOM”) jointly announced that on March 3, 2007, a letter was sent by TOM to inform the Company that TOM was considering making a proposal to take the Company private by way of a scheme of arrangement (“Proposal”) under Section 86 of the Cayman Islands Companies Law. On March 9, 2007, TOM requested the board of directors of TOM Online to put forward the Proposal to TOM Online’s shareholders. On April 25, 2007, TOM announced that the Proposal and the transactions contemplated thereunder were approved at its extraordinary general meeting held on April 25, 2007. If the Proposal is made, a scheme document (the “Scheme Document”) in relation to the Proposal and the related offers to optionholders will be sent by the Company and TOM to, among others, shareholders and optionholders of the Company. As stated in the joint announcement of the Company and TOM dated March 30, 2007, the time limit for the despatch of the Scheme Document has been extended to May 7, 2007. A joint announcement will be made by the Company and TOM in relation to the despatch of the Scheme Document. For further details of the Proposal, please see the joint announcement of the Company and TOM dated March 9, 2007, the announcement of the Company dated March 28, 2007, the joint announcement of the Company and TOM dated March 30, 2007 and the announcement of TOM dated April 11, 2007, which were posted on the website of the Growth Enterprise Market of the Stock Exchange of Hong Kong on March 12, 2007, March 28, 2007, April 2, 2007 and April 13, 2007, respectively, and filed with the U.S. Securities and Exchange Commission under Form 6K on March 12, 2007, March 29, 2007, March 30, 2007 and April 12, 2007, respectively.

SUPPLEMENTARY UNAUDITED INFORMATION PROVIDED BY MANAGEMENT

1.	Unaudited summary of principal differences between US GAAP and HK GAAP

The unaudited condensed consolidated financial statements of the Group are prepared in accordance with US GAAP, which differ in certain significant aspects from accounting principles generally accepted in Hong Kong (“HK GAAP”). A summary of significant differences between US GAAP and HK GAAP affecting the total assets and net assets of the Group as of December 31, 2006 and March 31, 2007, and the net income attributable to shareholders and the basic earnings per share of the Group for each of the three month period ended March 31, 2006 and 2007 is presented below.

	Three months ended March 31,
	2006	2007
	(in thousands of U.S. dollars)
Net income attributable to shareholders under US GAAP	12,135	145
Reconciliation adjustments, net of tax:
Share-based compensation*	34	—

Net income attributable to shareholders under HK GAAP	12,169	145

Earnings per ordinary share — basic (cents) under US GAAP	0.290	0.003

Earnings per ordinary share — basic (cents) under HK GAAP	0.290	0.003

*	Since January 1, 2005, the Group has adopted the Hong Kong Financial Reporting Standard 2 “Share-based Payment” (“HKFRS 2”), which requires an entity to recognize share-based payment transactions in its financial statements for share options that were granted after November 7, 2002 and had not yet vested at the effective date of HKFRS 2. The GAAP difference for the first quarter of 2006 reflects the cost of options granted before November 7, 2002 recognized under US GAAP but not recognized under HK GAAP.

	December 31,	March 31,
	2006	2007
	(in thousands of U.S. dollars)
Total assets under US GAAP	513,599	521,095
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP#	5,336	5,416

Total assets under HK GAAP	518,935	526,511

	December 31,	March 31,
	2006	2007
	(in thousands of U.S. dollars)
Net assets under US GAAP	381,458	384,369
Reconciliation adjustments, net of tax:
Reversal of amortization of intangibles which were recognized as goodwill under HK GAAP#	5,336	5,416
Reversal of liabilities for unrecognized tax benefits##	—	1,386

Net assets under HK GAAP	386,794	391,171

#	As at March 31, 2007, the reversal of amortization of intangibles which were recognized as goodwill under HK GAAP amounting to US$5,416,000 included a currency translation adjustment of US$80,000 arising in the three months ended March 31, 2007.

##	Since January 1, 2007, the Company has adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (“FIN 48” or the “Interpretation”). The Interpretation prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Under HK GAAP, there is no such specific guidance for recognition and measurement of tax uncertainties.

2.	Non-GAAP financial measure

To supplement the financial measures prepared in accordance with US GAAP, the Company uses Non-GAAP financial measure of EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) which is adjusted from results based on US GAAP in analyzing its financial results. The use of Non-GAAP measure is provided to enhance the reader’s overall understanding of the Company’s current financial performance and its prospects for the future. Specifically, the Company believes the Non-GAAP results provide useful information to both management and investors by excluding certain items that are not expected to result in future cash payments.

In calculating the EBITDA, depreciation and amortization expenses have been excluded from the Total Operating Profit. Although the Company has historically reported US GAAP results to investors, the Company believes the inclusion of Non-GAAP financial measure provides further information in its financial reporting. The Non-GAAP financial measure may be different from Non-GAAP financial measure used by other companies, and should be considered in addition to results prepared in accordance with US GAAP, but should not be considered a substitute for or superior to US GAAP measure.

The Non-GAAP financial measure has been reconciled to the nearest US GAAP measure as follows:

	Three months ended March 31,
	2006	2007
	(in thousands of U.S. dollars)
Operating profit/(loss):
Continuing operations	10,869	2,742
Discontinued operations	(221)	(651)

Total operating profit	10,648	2,091

Add back: Depreciation	2,092	2,286
Amortization of intangibles and others	181	364

EBITDA	12,921	4,741

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the three months ended March 31, 2007, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed shares.

As at the date of this announcement, the directors of the Company are:

Executive Directors:	Non-executive Directors:	Independent non-executive Directors:

Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman)	Mr. Gordon Kwong
Mr. Jay Chang	Ms. Tommei Tong (Vice Chairman)	Mr. Ma Wei Hua
Mr. Peter Schloss	Ms. Angela Mak	Dr. Lo Ka Shui
Ms. Elaine Feng
Mr. Fan Tai	Alternate Director:
Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Company Announcements” page for at least 7 days from the date of its posting and on the website of the Company at www.tom.com.

*	for identification purpose

20